NEWS                                                        [BAUSCH & LOMB LOGO]
                                                        ONE BAUSCH & LOMB PLACE
                                                      ROCHESTER, NY  14604-2701

For further information contact:
Holly Houston                             Joele Frank/ Dan Katcher
716-338-8064 office                       Joele Frank, Wilkinson Brimmer Katcher
800-405-5314 pager                        212-355-4449
716-473-7104 home



             BAUSCH & LOMB EXTENDS TENDER OFFER THROUGH MAY 12, 2000
                      AND SENDS LETTER TO WESLEY JESSEN CEO


FOR RELEASE TUESDAY, APRIL 25, 2000

     ROCHESTER, N.Y. - Bausch & Lomb Incorporated (NYSE: BOL) today announced that it is extending its tender offer for all outstanding shares of common stock of Wesley Jessen VisionCare, Inc. (NASDAQ; WJCO) (and associated preferred share purchased rights) from the prior expiration date of midnight on Friday, April 28, 2000, to midnight on Friday, May 12, 2000. Accordingly, the tender offer and withdrawal rights will expire at 12:00 midnight, Eastern time, on May 12, 2000, unless Bausch & Lomb further extends the tender offer. At close of business today, approximately 13,510 shares of Wesley Jessen common stock (and associated preferred share purchased rights) had been validly tendered and not withdrawn pursuant to the tender offer.
     Bausch & Lomb also announced that William M. Carpenter, Bausch & Lomb's chairman and chief executive officer, today sent a letter to Kevin Ryan, Wesley Jessen's chairman, president and chief executive officer. The full text of the letter is attached.
     The tender offer is being made through, and the foregoing is qualified in its entirety by reference to, Bausch & Lomb's Offer to Purchase, dated April 3, 2000, and the related letter of transmittal. Wesley Jessen stockholders should read such documents completely prior to making any decision as to the tender offer.

                                   - more -

     Warburg Dillon Read LLC is financial advisor to Bausch & Lomb and Dealer Manager for the tender offer and MacKenzie Partners, Inc. is acting as Information Agent. Wachtell, Lipton, Rosen & Katz is Bausch & Lomb's counsel.

                                    # # #


Investor Relations Contact:
Angela Panzarella
716-338-6025 office
------------------------------------------------------------------------------
This news release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of Wesley Jessen common stock. The solicitation of offers to buy Wesley Jessen common stock is only made pursuant to the Offer to Purchase and related materials that Bausch & Lomb has made available to Wesley Jessen stockholders and that will be filed with the SEC as part of the tender offer statement. Wesley Jessen stockholders are able to obtain the tender offer statement, including the Offer to Purchase and related materials, for free at the SEC's Web site at www.sec.gov. Wesley Jessen stockholders are urged to carefully read those materials prior to making any decisions with respect to the offer.
------------------------------------------------------------------------------
This release contains some forward-looking statements. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our 10-Q, 8-K and 10-K reports to the SEC.
------------------------------------------------------------------------------
Bausch & Lomb Incorporated is the preeminent global technology-based healthcare company for the eye, dedicated to helping consumers SEE, LOOK and FEEL better through innovative technology and design. Its core businesses include soft and rigid gas permeable contact lenses, lens-care products, ophthalmic surgical and pharmaceutical products. The company is advantaged with some of the most respected brands in the world starting with its name, Bausch & Lomb(R), and including SofLens66(TM), PureVision(TM) Boston(R), ReNu(R), and Storz(R). Founded in 1853 in Rochester, N.Y., where it continues to have its headquarters, the company has pro-forma annual revenues of approximately $1.8 billion and employs approximately 12,000 people in 35 countries. Bausch & Lomb products are available in more than 100 countries around the world. Additional information about the company can be found on Bausch & Lomb's Worldwide Web site at http://www.bausch.com.
CF17-0400

Attachment to Bausch & Lomb News Release, Tuesday, April 25, 2000


             LETTER FROM MR. WILLIAM M. CARPENTER TO MR. KEVIN RYAN

April 25, 2000


Mr. Kevin Ryan
Chairman, President and Chief Executive Officer
Wesley Jessen VisionCare, Inc.
333 East Howard Avenue
Des Plaines, IL  60018-5903


Dear Kevin:

We note the announcement yesterday that Wesley Jessen has commenced discussions with a third party relating to a possible "transaction", and the related comment of the CFO of Ocular Sciences, Inc. that Ocular Sciences is working with Wesley Jessen to find a white knight to implement the proposed merger with Ocular Sciences.

Under the procedures Wesley Jessen established two weeks ago, we have conducted due diligence. We had been told by Wesley Jessen's advisors to submit our best and final offer, along with a merger agreement we would be prepared to sign. We have attempted to follow this process, only now to learn that there is apparently no firm date for submission of best and final offers, and that instead Wesley Jessen is "in discussions" with another party. The vagueness of this announcement makes us wonder what order there is to this process. The Ocular Sciences CFO's comment raises questions as to whose stockholders are benefiting from these third party discussions.

We stand ready to submit our best and final offer. In the interest of your stockholders, we call upon the Wesley Jessen board of directors to establish and adhere to an orderly timetable and procedures in which Wesley Jessen commits to require all interested parties to complete due diligence and to submit final offers by a date certain, and apply such procedures in an even-handed manner to all interested parties.

At the same time, we call upon the Wesley Jessen board of directors to maintain the status quo and not take any actions that would reduce stockholder value. We understand that Wesley Jessen may be considering further actions, such as adopting enhanced severance plans (like the draft golden parachute plan presented to us during due diligence, with a stated cost of approximately $50 million or $3 per share, a plan which we understand the Wesley Jessen Board has not yet acted upon). Any such actions, or any new break-up fees agreed to in connection with a transaction, will increase our cost to acquire control of Wesley Jessen and will directly and negatively affect the amount Bausch & Lomb can pay Wesley Jessen stockholders for their shares. It is incumbent on the Wesley Jessen Board to ensure that dollars go to Wesley Jessen stockholders and not to transaction costs.

Feel free to contact me if you would like to discuss this matter. We look forward to hearing from you.

Sincerely,

William M. Carpenter
Chairman and Chief Executive Officer
Bausch & Lomb Incorporated